EXHIBIT 21.1

LIST OF SUBSIDIARIES

Anasazi Travel Resources K.K	Japan
Pegasus Business Intelligence, LP	Delaware
Pegasus GP, LLC	Delaware
Pegasus No. 1, LLC	Delaware
Pegasus Solutions (Netherlands) B.V.	Netherlands
Pegasus Solutions Australia Pty Limited	Australia
Pegasus Solutions Companies	Delaware
Pegasus Solutions GmbH	Germany
Pegasus Solutions Korea Ltd.	Korea
Pegasus Solutions Limited	UK
PegsTour, Limited	UK
UniRez, LP	Delaware
Utell (Italy) Srl	Italy
Utell (Singapore) Pte Ltd	Singapore
Utell India Private Limited	India
Utell International (Thailand) Ltd.	Thailand
Utell International (U.K.) Limited	UK
Utell International Columbia Ltda	Columbia
Utell International Do Brasil Turismo Ltda	Brazil
Utell International	UK
Utell Limited	UK
Utell Mexico, S.A. de C.V.	Mexico
Utell Pension Trustees Limited	UK
Utell Spain, S.L.	Spain
Anasazi Travel Resources GmbH i.L	Germany